EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2006	2005	2006	2005

Earnings before income taxes and cumulative effect of
changes in accounting principles	$136	$177	$472	$698
Add:
Interest expense	26	25	79	88
Appropriate portion of rental expense (1)	5	5	16	16
Amortization of capitalized interest	3	3	8	9
Earnings as adjusted	$170	$210	$575	$811

Fixed charges:
Interest expense	$26	$25	$79	$88
Appropriate portion of rental expense (1)	5	5	16	16
Capitalized interest	--	1	6	5
Total fixed charges	$31	$31	$101	$109

Ratio of earnings to fixed charges	5.5x	6.8x	5.7x	7.4x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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